UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of May, 2004

Cameco Corporation

(Commission file No. 1-14228)

2121–11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
NEWS RELEASE

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated May 30, 2004	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation

Date: May 31, 2004	By:	“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Expects Not to Proceed with Texas Reactor Purchase

Saskatoon, Saskatchewan, Canada, May 30, 2004 . . . . . . . . . . . . . .

Cameco Corporation announced today that it does not expect to acquire a 25.2% interest in the South Texas Project (STP). Two current owners of STP, Texas Genco and San Antonio City Public Service Board, have indicated their intention to exercise rights of first refusal to purchase this interest.

On March 1, 2004, Cameco announced a $333 million (US) agreement to purchase a 25.2% interest in STP from a wholly owned subsidiary of American Electric Power, subject to a number of conditions including the right of first refusal by the other STP owners. Under the terms of the agreement, Cameco is entitled to receive $7 million (US) in compensation if the transaction does not proceed because the right of first refusal is exercised.

“We are disappointed that two STP owners have provided notice to exercise their rights of first refusal. However, the fact that they did demonstrates that we negotiated a competitive agreement,” said Jerry Grandey, Cameco’s president and chief executive officer. “We are continuing to look for opportunities that are consistent with our vision to become a dominant nuclear energy company producing uranium fuel and generating clean electricity.”

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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